

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2018

Sardar Biglari
Chief Executive Officer
NBHSA Inc.
17802 1H 10 West, Suite 400
San Antonio, TX 78257

  Re: NBHSA Inc.
    Registration Statement on Form S-4
    Filed December 22, 2017
    File No. 333-222267

Dear Mr. Biglari:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state that shareholders will receive, in lieu of fractional shares of Class A common stock, an additional share of non-voting Class B common stock for every one-fifth share of Class A common stock and cash in lieu of any remaining fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the reorganization / recapitalization. To the extent you are relying on the exception in Rule 13e-3(g)(2), please specifically address how Biglari Holdings shareholders are receiving an equity security that has substantially the same rights as Biglari Holdings common stock. In this respect, we note that in exchange for Biglari Holdings common stock, security holders will receive the same overall value in the form of both voting and non-voting securities and that some security holders will only receive non-voting securities. Please also address how the cash disposition of fractional shares is consistent with the requirement that security holders are offered or receive only an equity security. In this regard, please tell us (i) the number of security holders who, giving effect to the exchange formula, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate

amount of cash payable to dispose of fractional shares; and (iii) the number of security holders, if any, who would be effectively "cashed out" after giving effect to the cash disposition of fractional shares. For guidance, please see Going Private Transactions by Certain Issuers or Their Affiliates: Rule 13e-3 Compliance and Disclosure Interpretations 112.01 and .02.

2. Refer to Proposal 1 and your discussion of the comparative rights and certain provisions of NBHSA's and Biglari Holdings's respective organizational documents. Please tell us why the following provisions in the NBHSA articles and bylaws are not material changes that substantively affect shareholder rights:

- the provision opting into Chapter 42 of the Indiana Business Corporation Law, relating to control share acquisitions;
- the provision opting out of Chapter 43 of the IBCL, relating to certain business combinations with interested shareholders;
- the effective increase in authorized but unissued shares of common stock (we note that under Indiana law, the board may issue such shares without shareholder approval); and
- Section 4.5 of the Bylaws of NBHSA, Inc., providing that the Chairman of the Board shall be the Chief Executive Officer.

Please include your analysis whether these changes would require the approval of shareholders if presented on a standalone basis, whether under Indiana law, the rules of the applicable exchange, or your organizational documents. Alternatively, please present these provisions as separate matters to the extent these are material changes that substantively affect shareholder rights. For guidance, please refer to Exchange Act Rule 14a-3 Compliance and Disclosure Interpretations 101.02, 201.01, and 201.02.

3. Please briefly describe any substantial interest, direct or indirect by your directors or executive officers. In addition, please disclose the information required by Item 402(t) of Regulation S-K. Refer to Item 5 of Schedule 14A.

Questions and Answers About Our Special Meeting, page 2

4. Please balance your disclosure regarding the reasons you chose to create a new holding company with a dual class structure by summarizing the negative factors you considered in this section.

Why are your creating a new holding company, page 5

5. Please clarify why you believe that the new holding company will eliminate confusion with the legacy Steak n Shake Company as we note your disclosure that the new holding company will be named Biglari Holdings Inc. In addition, please briefly describe the nature of the confusion that the company hopes to eliminate.

<u>The proposed reorganization and recapitalization may result in substantial direct and indirect costs whether or not completed, page 6</u>

    6. Please provide an estimate of the costs associated the reorganization and recapitalization.

<u>Summary of the Reorganization/Recapitalization Proposal</u>

<u>Certain Financial Information, page 11</u>

    7. We note that earnings per share will be impacted by the issuance of the new common shares. Please include pro forma earnings per share for the year ended December 31, 2016 and the nine months ended September 30, 2017 to reflect the impact of the reorganization and recapitalization that will result in two classes of common stock. Refer to Article 11-01(a)(8) of Regulation S-X and Part I(A), Item 3(e) of Form S-4.

    8. We note that the two new classes of common stock will not have equivalent economic rights. Please tell us and discuss your consideration of ASC 260-10-45-59A through 70 and the two-class method in your determination of EPS for multiple classes of common stock.

<u>Selected Historical Consolidated Financial Information, page 12</u>

    9. Please consider disclosing the impact of the reorganization and recapitalization on equity by presenting a pro forma equity section with the new capital structure.

<u>Background of the Proposal, page 19</u>

    10. We note your disclosure on page 19 that "[o]n November 5, 2016 . . . the Board reviewed a reorganization/recapitalization proposal." Please identify the party that prepared and presented the proposal. In addition, to the extent that the terms of the reorganization and recapitalization differ from the November 5, 2016 proposal, please disclose the differences and describe how, when and why the revised terms of the reorganization and recapitalization were approved by the board, and discuss other recent attempts to create a dual-class structure.

    11. We note your disclosure on page 19 that the "Board had been considering a number of potential transactions, including the implementation of a dual class structure." Please discuss the potential transactions the board considered and the reasons why these were rejected.

<u>Reorganization and Recapitalization Procedure, page 23</u>

    12. Please identify the conditions may be waived.

Comparative Rights of Holdings of New BH Capital Stock and Company Capital Stock;
Provisions under the IBCL and Organizational Documents; Anti-Takeover Effects, page 30

13. Please disclose that under the bylaws of New BH, the CEO is the chairman of the board and that under the Company's bylaws, the board of directors selected the chairman of the board.

14. Please disclose the exclusive forum provision in your bylaws.

Description of New BH Capital Stock, page 33

15. You state that this discussion is qualified in its entirety by reference to Indiana statutory and common law. It is not appropriate to qualify this discussion by reference to information not disclosed in the prospectus or filed as an exhibit to the registration statement. Please revise here and the third full paragraph on page 35 accordingly.

Report of Independent Registered Public Accounting Firm, page 38

16. The report states the audit was conducted "in accordance with auditing standards generally accepted in the United States of America." This language does not appear to comply with AS 3101. Please request your auditors to revise the report as appropriate.

17. We note the filing is for a transaction that is a reorganization of the existing entity for which Deloitte is the auditor. In this regard, please request that your auditors tell us their consideration of disclosing the year in which they began serving consecutively as the company's auditor and paragraph IV.B.1.b "Determination of Tenure" of PCAOB Release No. 2017-001.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Brillant at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Marc S. Gerber, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP